UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

NGL Energy Partners LP

(Name of Issuer)

Common Units Representing Limited Partner Interests

(Title of Class of Securities)

62913M107

(CUSIP Number)

Todd E. Molz

Managing Director and General Counsel

Oaktree Capital Group Holdings GP, LLC

333 South Grand Avenue, 28th Floor

Los Angeles, California 90071

(213) 830-6300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 10, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 62913M107		13D

1	Names of Reporting Persons Highstar NGL Prism/IV-A Interco LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 412,237

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 412,237

11	Aggregate Amount Beneficially Owned by Each Reporting Person 412,237

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 0.3%

14	Type of Reporting Person OO (Delaware limited liability company)

CUSIP No. 62913M107		13D

1	Names of Reporting Persons Highstar NGL Main Interco LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 286,567

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 286,567

11	Aggregate Amount Beneficially Owned by Each Reporting Person 286,567

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 0.2%

14	Type of Reporting Person OO (Delaware limited liability company)

CUSIP No. 62913M107		13D

1	Names of Reporting Persons NGL CIV A, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 607,654

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 607,654

11	Aggregate Amount Beneficially Owned by Each Reporting Person 607,654

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 0.5%

14	Type of Reporting Person OO (Delaware limited liability company)

CUSIP No. 62913M107		13D

1	Names of Reporting Persons NGL Prism/IV-A Blocker LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 151,913

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 151,913

11	Aggregate Amount Beneficially Owned by Each Reporting Person 151,913

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 0.1%

14	Type of Reporting Person OO (Delaware limited liability company)

CUSIP No. 62913M107		13D

1	Names of Reporting Persons Highstar Capital NGL Co-Invest Manager LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 607,654

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 607,654

11	Aggregate Amount Beneficially Owned by Each Reporting Person 607,654

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 0.5%

14	Type of Reporting Person OO (Delaware limited liability company)

CUSIP No. 62913M107		13D

1	Names of Reporting Persons Highstar Capital GP IV, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 1,458,371

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 1,458,371

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,458,371

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 1.2%

14	Type of Reporting Person PN

CUSIP No. 62913M107		13D

1	Names of Reporting Persons Highstar Capital GP IV, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 1,458,371

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 1,458,371

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,458,371

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 1.2%

14	Type of Reporting Person OO (Delaware limited liability company)

CUSIP No. 62913M107		13D

1	Names of Reporting Persons Highstar Capital GP IV Holdings

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 1,458,371

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 1,458,371

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,458,371

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 1.2%

14	Type of Reporting Person CO

CUSIP No. 62913M107		13D

1	Names of Reporting Persons Oaktree Fund GP II, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 1,458,371

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 1,458,371

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,458,371

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 1.2%

14	Type of Reporting Person PN

CUSIP No. 62913M107		13D

1	Names of Reporting Persons Oaktree Capital II, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 1,458,371

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 1,458,371

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,458,371

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 1.2%

14	Type of Reporting Person PN

CUSIP No. 62913M107		13D

1	Names of Reporting Persons Oaktree Holdings, Inc.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 1,458,371

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 1,458,371

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,458,371

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 1.2%

14	Type of Reporting Person CO

CUSIP No. 62913M107		13D

1	Names of Reporting Persons Oaktree Capital Group, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 1,458,371

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 1,458,371

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,458,371

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 1.2%

14	Type of Reporting Person OO (Delaware limited liability company)

CUSIP No. 62913M107		13D

1	Names of Reporting Persons Oaktree Capital Group Holdings GP, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 1,458,371

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 1,458,371

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,458,371

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 1.2%

14	Type of Reporting Person OO (Delaware limited liability company)

CUSIP No. 62913M107	13D

Explanatory Note

This Amendment No. 2 to Schedule 13D (this “Amendment No. 2”) amends and supplements the Schedule 13D originally filed with the United States Securities and Exchange Commission (the “SEC”) on March 22, 2019 (the “Schedule 13D”), relating to Common Units Representing Limited Partner Interests (the “Common Units”), of NGL Energy Partners LP, a Delaware corporation (the “Issuer”) whose principal executive offices are located at 6120 South Yale Avenue, Suite 805, Tulsa, Oklahoma that would be acquired upon a conversion of the Class A 10.75% Convertible Preferred Units. Capitalized terms used herein without definition shall have the meaning set forth in the Schedule 13D.

Item 4.           Purpose of Transaction.

Item 4 of the Schedule 13D is amended and supplemented by adding the following:

On May 1, 2019, the Issuer delivered a notice of redemption (the “Redemption Notice”) for 12,473,191 shares of the Preferred Units. Pursuant to the Redemption Notice, on May 10, 2019, 12,473,191 Preferred Units held by reporting person were redeemed for $13.2385 per Preferred Unit, or an aggregate of $165,126,339.05.

Item 5.         Interest in Securities of the Issuer.

Item 5(a) - (b) of the Schedule 13D is amended and restated in its entirety by inserting the following information:

(a) — (b)

The following sets forth, as of the date of this Schedule 13D, the aggregate number of Common Units and percentage of Common Units beneficially owned by each of the Reporting Persons, as well as the number of Common Units as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition of, as of the date hereof, based on 124,033,723 Common Units outstanding on February 4, 2019.

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition	Shared power to dispose or to direct the disposition
Highstar NGL Prism/IV-A Interco LLC	412,237	0.3%	0	412,237	0	412,237
Highstar NGL Main Interco LLC	286,567	0.2%	0	286,567	0	286,567
NGL CIV A, LLC	607,654	0.5%	0	607,654	0	607,654
NGL Prism/IV-A Blocker LLC	151,913	0.1%	0	151,913	0	151,913

CUSIP No. 62913M107	13D

Highstar Capital NGL Co-Invest Manager LLC	607,654	0.5%	0	607,654	0	607,654
Highstar Capital GP IV, L.P.	1,458,371	1.2%	0	1,458,371	0	1,458,371
Highstar Capital GP IV, LLC	1,458,371	1.2%	0	1,458,371	0	1,458,371
Highstar Capital GP IV Holdings	1,458,371	1.2%	0	1,458,371	0	1,458,371
Oaktree Fund GP II, L.P.	1,458,371	1.2%	0	1,458,371	0	1,458,371
Oaktree Capital II, L.P.	1,458,371	1.2%	0	1,458,371	0	1,458,371
Oaktree Holdings, Inc.	1,458,371	1.2%	0	1,458,371	0	1,458,371
Oaktree Capital Group, LLC	1,458,371	1.2%	0	1,458,371	0	1,458,371
Oaktree Capital Group Holdings GP, LLC	1,458,371	1.2%	0	1,458,371	0	1,458,371

Highstar Prism, Highstar Main, NGL CIV and NGL Blocker are the record holders of 412,237, 286,567, 607,654 and 151,913 Common Units, respectively.

Highstar Co-Invest is the managing member of NGL CIV and as a result may be deemed to share beneficial ownership of the securities held of record by NGL CIV.

Highstar GP IV is one of two members of Highstar Prism and is the non-member manager of the other member. In addition, Highstar GP IV is the non-member manager of Highstar Main and is the managing member of NGL Blocker and Highstar Co-Invest. As a result, Highstar GP IV may deemed to share beneficial ownership of the securities held of record by each of the Highstar Prism, Highstar Main, NGL CIV and NGL Blocker.

Oaktree Capital Group Holdings GP, LLC is the duly elected manager of Oaktree Capital Group, LLC, which is the sole shareholder of Oaktree Holdings, Inc., which is the general partner of Oaktree Capital II, L.P., which is the general partner of Oaktree Fund GP II, L.P., which is the sole shareholder of Highstar Capital GP IV Holdings, which is the sole member of Highstar Capital GP IV, LLC, which is the general partner of Highstar GP IV. Oaktree Capital Group Holdings GP, LLC is a limited liability company managed by the OCGH GP Members. As a result, each of the foregoing entities and individuals may be deemed to share beneficial ownership of the securities beneficially owned by Highstar GP IV. Each such entity or person disclaims any such beneficial ownership of such securities.

(c)                                  Except as reported in Item 4 above, none of the Reporting Persons or the OCGH GP Members has effected any transactions in the Common Units since the most recent filing on Schedule 13D.

(d)           None.

(e)                                  As of May 10, 2019, the Reporting Persons ceased to be the beneficial owner of more than five percent of the Common Units of the Issuer.

CUSIP No. 62913M107	13D

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 14, 2019
Highstar NGL Prism/IV-A Interco LLC
	By:	Highstar Capital GP IV, L.P., its managing member
	By:	Highstar Capital GP IV, LLC, its general partner

	By:	/s/ Henry Orren
Name: Henry Orren
Title: Authorized Signatory

Highstar NGL Main Interco LLC
	By:	Highstar Capital GP IV, L.P., its manager
	By:	Highstar Capital GP IV, LLC, its general partner

	By:	/s/ Henry Orren
Name: Henry Orren
Title: Authorized Signatory

NGL CIV A, LLC
	By:	Highstar Capital NGL Co-Invest Manager LLC, its managing member
	By:	Highstar Capital GP IV, L.P., its managing member
	By:	Highstar Capital GP IV, LLC, its general partner

	By:	/s/ Henry Orren
Name: Henry Orren
Title: Authorized Signatory

CUSIP No. 62913M107	13D

NGL Prism/IV-A Blocker LLC

By:	Highstar Capital GP IV, L.P., its managing member
By:	Highstar Capital GP IV, LLC, its general partner

By:	/s/ Henry Orren
Name: Henry Orren
Title: Authorized Signatory

Highstar Capital NGL Co-Invest Manager LLC
By:	Highstar Capital GP IV, L.P., its managing member
By:	Highstar Capital GP IV, LLC, its general partner

By:	/s/ Henry Orren
Name: Henry Orren
Title: Authorized Signatory

Highstar Capital GP IV, L.P.
By:	Highstar Capital GP IV, LLC, its general partner

By:	/s/ Henry Orren
Name: Henry Orren
Title: Authorized Signatory

Highstar Capital GP IV, LLC

By:	/s/ Henry Orren
Name: Henry Orren
Title: Authorized Signatory

Highstar Capital GP IV Holdings
By:	Oaktree Capital Management, L.P., its director

By:	/s/ Henry Orren
Name: Henry Orren
Title: Vice President

CUSIP No. 62913M107	13D

Oaktree Fund GP II, L.P.

By:	/s/ Henry Orren
Name: Henry Orren
Title: Authorized Signatory

Oaktree Capital II, L.P.
By:	Oaktree Holdings, Inc., its general partner

By:	/s/ Henry Orren
Name: Henry Orren
Title: Authorized Signatory

Oaktree Holdings, Inc.

By:	/s/ Henry Orren
Name: Henry Orren
Title: Authorized Signatory

Oaktree Capital Group, LLC

By:	/s/ Henry Orren
Name: Henry Orren
Title: Authorized Signatory

Oaktree Capital Group Holdings GP, LLC

By:	/s/ Henry Orren
Name: Henry Orren
Title: Authorized Signatory